One TSYS Way	James B. Lipham
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.2262 tel

June 4, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No.: 1-10254

Form 8-K Filed May 8, 2013

File No. 001-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated May 20, 2013 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2012 and Form 8-K filed May 8, 2013. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13.1

Results of Operations, page 11

1.	We note your response to our prior comments 1 and 2. Please tell us your consideration to include the additional information about your value added products and services in the next Form 10-Q filing. Considering these items generate over half of the company’s revenue, it would seem beneficial for investors to have a better understanding of the products and services that you offer in addition to your core processing services. Further, since you use revenue derived from value added products and services, customer programming and licensing arrangements to analyze this part of your business, tell us whether you considered disaggregating such amounts in your disclosures. In this regard, consider disclosing which of the value added products and services generate the most revenue, noting the related percentage impact. Please provide us with the revised draft disclosures that you will include in your next Form 10-Q filing.

Page Two

Ms. Kathleen Collins

June 4, 2013

As presented below, TSYS will include additional information about its products and services in its next Form 10-Q filing. Also, TSYS will use the following table format, updated for quarterly data, to enhance its disclosures in its next Form 10-Q filing.

TSYS’ revenues in its North America Services and International Services segments are derived primarily from electronic payment processing. There are certain basic core services directly tied to accounts on file (AOF) and transactions. These services are provided to all of TSYS’ electronic payment processing clients. The core services begin with an AOF.

The core services include housing an account on TSYS’ system (AOF), authorizing transactions (authorizations), accumulating monthly transactional activity (transactions) and providing a monthly statement (statement generation). From these core services, TSYS’ clients also have the option to use fraud and portfolio management services. Collectively, these services are considered volume-based revenues.

Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, value added products and services, custom programming and certain other services, which are only offered to TSYS’ processing clients.

Additionally, certain clients license the Company’s processing systems and process in-house. Since the accounts are processed outside of TSYS’ systems for licensing arrangements, the AOF and other volumes are not available to TSYS. Thus, volumes reported by TSYS do not include volumes associated with licensing.

Output and managed services include offerings such as card production, statement production, correspondence and call center support services.

For TSYS’ North America Services segment, approximately 49% of the revenues are driven by the volume of accounts on file and transactions processed and approximately 51% are derived from non-volume based processing fees, value added products and services, custom programming, licensing arrangements, and output and managed services.

Page Three

Ms. Kathleen Collins

June 4, 2013

North America Services
	Dec-12	Dec-11	% Change
Volume-based revenues	$405,237	383,938	5.5%
Non-volume related revenues:
Processing fees	183,042	184,384	(0.7%)
Value added, custom programming, licensing and other	124,142	123,523	0.5%
Output and managed services	114,329	117,224	(2.5%)

	421,513	425,131	(0.9%)

Total revenues before reimbursable items	$826,750	809,069	2.2%

For TSYS’ International Services segment, approximately 48% of the revenues are driven by the volume of accounts on file and transactions processed and approximately 52% are derived from non-volume based processing fees, value added products and services, custom programming, licensing arrangements, and output and managed services.

International Services
	Dec-12	Dec-11	% Change
Volume-based revenues	$190,595	186,743	2.1%
Non-volume related revenues:
Licensing, custom programming, value added, and other	97,557	82,382	18.4%
Processing services	62,231	59,822	4.0%
Output and managed services	45,766	51,182	(10.6%)

	205,554	193,386	6.3%

Total revenues before reimbursable items	$396,149	380,129	4.2%

2.	Based on the information provided in your response to prior comment 3, it appears that, on average, only 28% of your AOFs were active during fiscal 2012. It would seem that this information could be useful to investors in better understanding what portion of your total AOFs are contributing to the generation of revenue. Please further explain why you do not believe disclosing the number of active and inactive accounts would be beneficial to investors.

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Ms. Kathleen Collins

June 4, 2013

We do not believe that disclosing the number of active and inactive accounts would be beneficial to investors. The number of active accounts is determined by whether or not a transaction occurred for that particular account. An example would be two accounts that are both considered active: one account may only have a payment transaction, while another account may have a payment transaction as well as several purchase transactions. Each account would be considered “active”; however, the account with multiple transactions would generate more revenue to TSYS than the account with only a payment transaction.

The fact that both are active doesn’t provide the investor with the degree to which the accounts are active.

TSYS believes the metrics it currently presents for accounts on file and total transactions provide an investor with the best information to evaluate TSYS’ business. Disclosing the total accounts on file provides the investor with the number of “units” that could generate a transaction. Disclosing total transactions provides a measure of how active those accounts were during the period.

The disclosure regarding the accounts on file, which we previously included in our Form 8-K’s and included in our first quarter 2013 Form 10-Q, provide a breakdown by account type.

In addition, as shown below, TSYS plans to enhance the table by including footnotes to explain the transactional variability by account type:

(in millions)	At March 31,
Accounts on file	2013	2012	Percent Change
Consumer Credit	203.8	197.2	3.3
Retail	25.2	25.3	(0.3)

Total Consumer	229.0	222.5	2.9
Commercial	37.9	35.5	6.6
Other	13.4	9.4	42.9

Subtotal (1)	280.3	267.4	4.8
Prepaid/Stored Value (2)	107.3	88.5	21.3
Government Services (2)	59.4	30.5	94.4
Commercial Card Single Use (2)	31.6	29.5	7.3

Total AOF	478.6	415.9	15.1

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Ms. Kathleen Collins

June 4, 2013

(1)	Traditional accounts include consumer, commercial and similar accounts. These accounts are grouped together due to their tendency to have more transactional activity than prepaid, government services and single use accounts.

(2)	These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.

Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity.

Commercial card single use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

Form 8-K Filed May 8, 2013

3.	We note that you incorporated by reference into this filing, the financial statements of NetSpend Holdings Inc. included in their Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013. Pursuant to Rule 12b-23(a)(3) of the Exchange Act you may incorporate the acquired company’s financial statements into your Form 8-K provided you include copies of the pertinent pages of the Form 10-K and Form 10-Q as exhibits to the Form 8-K. We refer you also to the guidance in Section 234.01 of the Exchange Act Rules’ Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. Please amend your Form 8-K accordingly or tell us why you believe such amendment is not necessary.

TSYS amended its Form 8-K filing by filing a Form 8-K/A with the SEC on May 21, 2013.

Page Six

Ms. Kathleen Collins

June 4, 2013

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/ James B. Lipham
James B. Lipham
Senior Executive Vice President and Chief Financial Officer